Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-255446-02

PUBLIC SERVICE COMPANY OF COLORADO

(a Colorado corporation)

$450,000,000 5.35% FIRST MORTGAGE BONDS, SERIES NO. 41 DUE 2034

$750,000,000 5.75% FIRST MORTGAGE BONDS, SERIES NO. 42 DUE 2054

Issuer:	Public Service Company of Colorado (a Colorado corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A1/A/A+ (Stable/Negative/Stable) (Moody’s/S&P/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	April 1, 2024
Settlement Date:	April 4, 2024 (T+3)
	2034 Bonds	2054 Bonds
Principal Amount:	$450,000,000	$750,000,000
Maturity Date:	May 15, 2034	May 15, 2054
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on November 15, 2024	Semi-annually on May 15 and November 15, commencing on November 15, 2024
Reference Benchmark Treasury:	4.000% due February 15, 2034	4.750% due November 15, 2053
Benchmark Treasury Price:	97-11+	104-20
Benchmark Treasury Yield:	4.331%	4.467%
Spread to Benchmark Treasury:	+105 bps	+130 bps
Yield to Maturity:	5.381%	5.767%
Coupon:	5.35%	5.75%
Price to the Public:	99.751% of the principal amount	99.747% of the principal amount
Net Proceeds to Issuer:	$445,954,500 (after deducting the underwriting discount but before transaction expenses)	$741,540,000 (after deducting the underwriting discount but before transaction expenses)
Make-Whole Call:	Prior to November 15, 2033 (the 2034 par call date), T+20 bps (calculated to the 2034 par call date)	Prior to November 15, 2053 (the 2054 par call date), T+20 bps (calculated to the 2054 par call date)
Par Call:	On or after November 15, 2033, at par	On or after November 15, 2053, at par
CUSIP/ISIN:	744448 CZ2 / US744448CZ26	744448 DA6 / US744448DA65
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	CIBC World Markets Corp. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC
Co-Managers:	Loop Capital Markets LLC MUFG Securities Americas Inc. PNC Capital Markets LLC RBC Capital Markets, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. toll-free at 1-800-282-0822, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Mizuho Securities USA LLC toll-free at 1-866-271-7403.